BAYTEX PROVIDES UPDATE TO 2021 CLEARWATER APPRAISAL PROGRAM

CALGARY, ALBERTA (September 1, 2021) – Baytex Energy Corp. (TSX: BTE) is pleased to provide an update to its 2021 Clearwater appraisal program and announce a second strategic land agreement with the Peavine Métis Settlement.

"The Clearwater has emerged as one of the most profitable plays in Canada and our 2021 appraisal program has delivered production results beyond our initial expectations. We have drilled five successful oil wells and our Clearwater production has increased to greater than 2,300 bbl/d. In addition, we are excited to have expanded our partnership with the Peavine Métis Settlement in northwest Alberta increasing our land position within the settlement by a further 20 sections to 80 contiguous sections,” commented Ed LaFehr, President and Chief Executive Officer.

Appraisal Program Yields Strong Results

We currently have five producing wells on our Peavine acreage and production has increased from zero at the beginning of this year to greater than 2,300 bbl/d, currently. The two eight-lateral wells that offset our initial discovery well have generated 30-day initial production rates of 695 bbl/d and 412 bbl/d, respectively, which rank among the top Clearwater wells drilled-to-date. Our third eight-lateral well drilled three miles to the east of our discovery pad was brought onstream August 15 and is currently producing 750 bbl/d.

The following table summarizes the results of our 2021 appraisal program.

Area	Well	Spud	Rig Release	# of Laterals	30-Day Initial Production Rate (bbl/d) (1)	Current Production Rate (bbl/d)
Peavine	100/04-34-078-16W5	January 7	January 15	2	175	100
Peavine	102/04-34-078-16W5	June 15	June 21	2	175	175
Peavine	100/13-27-078-16W5	June 22	July 6	8	695	875
Peavine	100/05-34-078-16W5	July 8	July 18	8	412	450
Peavine	102/11-31-078-15W5	July 20	August 4	8	---	750

(1)30-Day Initial Production Rate (bbl/d) is defined as the average oil rate over the first 720 hours of production following drilling fluid recovery.

Second Strategic Land Agreement

We are committed to building and maintaining respectful relationships with Indigenous communities and creating opportunities for meaningful economic participation and inclusion. In early 2020, we executed a strategic agreement with the Peavine Métis Settlement in the Peace River area that covered 60 sections of land directly to the south of our existing Seal operations. At the time, we identified significant potential for an early stage exploratory play targeting the Spirit River formation, a Clearwater formation equivalent.

In August 2021, we executed a second strategic agreement with the Peavine Métis Settlement that covers an additional 20 sections, bringing our total Peavine acreage to 80 contiguous sections. When combined with our legacy acreage position in northwest Alberta, we estimate that over 120 sections are prospective for Clearwater development.

Preliminary 2022 Activity

As part of our 2022 plan, which is to be confirmed and released in early December 2021, we are working with the Peavine Métis Settlement and are preparing to drill up to two additional Clearwater wells in late 2021 and execute an expanded program of 12 to 18 wells in 2022. To-date, we have de-risked 20 sections and pending further success, believe the play now holds the potential for greater than 200 locations.

We will update our five-year plan in December to include Clearwater activity. At current commodity prices, the Clearwater generates among the strongest economics within our portfolio with payouts of less than six months and has the ability to grow organically while enhancing our free cash flow profile. We remain committed to maximizing free cash flow and accelerating our balance sheet deleveraging, with the goal of delivering meaningful returns to shareholders.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex’s shareholders and potential investors with information regarding Baytex, including management’s assessment of Baytex’s future plans and operations, certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "initiative", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; that we are committed to building and maintaining respectful relationships with Indigenous communities and creating opportunities for meaningful economic participation and inclusion; that we have 120 sections of lands prospective for Clearwater development; that we are working with the Peavine Métis Settlement and are planning to drill two additional Clearwater wells in late 2021 and execute a 12 to 18 well program in 2022; that we will update our five-year plan in December to include Clearwater activity; that at current commodity prices, the Clearwater generates among the strongest economics within our portfolio with payouts of less than six months and has the ability to grow organically while enhancing our free cash flow profile; and that we remain committed to maximizing free cash flow and accelerating balance sheet deleveraging with the aim of delivering meaningful returns to shareholders.
These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices and price differentials (including the impacts of Covid-19); the availability and cost of capital or borrowing; risks associated with our ability to exploit our properties and add reserves; availability and cost of gathering, processing and pipeline systems; that our credit facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks associated with a third-party operating our Eagle Ford properties; public perception and its influence on the regulatory regime; restrictions or costs imposed by climate change initiatives and the physical risks of climate change; new regulations on hydraulic fracturing; restrictions on or access to water or other fluids; changes in government regulations that affect the oil and gas industry; regulations regarding the disposal of fluids; changes in environmental, health and safety regulations; costs to develop and operate our properties; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; retaining or replacing our leadership and key personnel; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks related to our thermal heavy oil projects; alternatives to and changing demand for petroleum products; risks associated with our use of information technology systems; results of litigation; risks associated with large projects; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control.

These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2020, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in our other public filings.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.
All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Non-GAAP Financial and Capital Management Measures

In this news release, we refer to certain financial measures (such as adjusted funds flow, exploration and development expenditures and free cash flow) which do not have any standardized meaning prescribed by Canadian GAAP (“non-GAAP measures”) and are considered non-GAAP measures. While adjusted funds flow, exploration and development expenditures and free cash flow are commonly used in the oil and gas industry, our determination of these measures may not be comparable with calculations of similar measures for other issuers.

Adjusted funds flow is not a measurement based on generally accepted accounting principles ("GAAP") in Canada, but is a financial term commonly used in the oil and gas industry. We define adjusted funds flow as cash flow from operating activities adjusted for changes in non-cash operating working capital and asset retirement obligations settled. Our determination of adjusted funds flow may not be comparable to other issuers. We consider adjusted funds flow a key measure that provides a more complete understanding of operating performance and our ability to generate funds for exploration and development expenditures, debt repayment, settlement of our abandonment obligations and potential future dividends.

Exploration and development expenditures is not a measurement based on GAAP in Canada. We define exploration and development expenditures as additions to exploration and evaluation assets combined with additions to oil and gas properties. Our definition of exploration and development expenditures may not be comparable to other issuers. We use exploration and development expenditures to measure and evaluate the performance of our capital programs. The total amount of exploration and development expenditures is managed as part of our budgeting process and can vary from period to period depending on the availability of adjusted funds flow and other sources of liquidity.

Free cash flow is not a measurement based on GAAP in Canada. We define free cash flow as adjusted funds flow less exploration and development expenditures (both non-GAAP measures discussed above), payments on lease obligations, and asset retirement obligations settled. Our determination of free cash flow may not be comparable to other issuers. We use free cash flow to evaluate funds available for debt repayment, common share repurchases, potential future dividends and acquisition and disposition opportunities.

Drilling Locations

This news release discloses potential drilling locations associated with our Peavine Clearwater lands. All of the potential drill locations are unbooked locations. Unbooked locations are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. As compared to booked locations, unbooked locations do not have attributed reserves and there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty whether such wells will result in additional oil and gas reserves, resources or production. The drilling locations on which the Company actually drills wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Advisory Regarding Oil and Gas Information

References herein to average 30-day initial production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating aggregate production for us or the assets for which such rates are provided. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, we caution that the test results should be considered to be preliminary.

This news release includes references to 30-day initial and current production rates in bbl/d, in each case the product type being produced is “heavy oil” as defined by NI 51-101.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 81% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com